# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ethos Technologies Inc., CIK 0001788451
CUSIP: 29765A101
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 90 New Montgomery Street, Suite 1500, San Francisco, California (CA), 94105
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002089263

## Reporting persons
- Lingke Wang: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,414,749; shared voting power 2,137,993; sole dispositive power 4,059,162; shared dispositive power 2,202,036; aggregate amount beneficially owned 6,552,742 (17.5% of the class)

## Item 1. Issuer
Name of issuer: Ethos Technologies Inc.
Address of issuer's principal executive offices: 90 New Montgomery Street, Suite 1500, San Francisco, CA, 94105.

## Item 2. Person Filing
Name of person filing: Lingke Wang
Address of principal business office or, if none, residence:
c/o Ethos Technologies Inc.
90 New Montgomery Street, Suite 1500
San Francisco, CA 94105
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of March 31, 2026, the Reporting Person may be deemed to beneficially own an aggregate of 6,552,742 shares of the Issuer's Class A Common Stock consisting of (i) 3,943,279 shares of Class A Common Stock issuable upon conversion of 3,943,279 shares of Class B Common Stock; (ii) 115,883 shares of Class A Common Stock issuable upon the settlement of restricted stock units scheduled to vest within 60 days of March 31, 2026; (iii) 64,043 shares of Class A Common Stock issuable upon conversion of 64,043 shares of Class B Common Stock directly held by the Reporting Person's spouse; (iv) 145,772 shares of Class A Common Stock issuable upon conversion of 145,772 shares of Class B Common Stock directly held by the Reporting Person's mother; (v) 145,772 shares of Class A Common Stock issuable upon conversion of 145,772 shares of Class B Common Stock directly held by the Reporting Person's father; (vi) 388,726 shares of Class A Common Stock issuable upon conversion of 388,726 shares of Class B Common Stock held directly by The B 2024 Trust; (vii) 291,545 shares of Class A Common Stock issuable upon conversion of 291,545 shares of Class B Common Stock directly held by The J 2024 Trust; (viii) 291,545 shares of Class A Common Stock issuable upon conversion of 291,545 shares of Class B Common Stock directly held by The K 2024 Trust; (ix) 291,545 shares of Class A Common Stock issuable upon conversion of 291,545 shares of Class B Common Stock directly held by The L 2024 Trust; (x) 291,544 shares of Class A Common Stock issuable upon conversion of 291,545 shares of Class B Common Stock directly held by The D 2024 Trust; (xi) 291,544 shares of Class A Common Stock issuable upon conversion of 291,545 shares of Class B Common Stock directly held by The W 2024 Trust; and (xii) 291,544 shares of Class A Common Stock issuable upon conversion of 291,545 shares of Class B Common Stock directly held by The X 2024 Trust. Each share of Class B Common Stock is convertible into one share of Class A Common Stock.

The Reporting Person holds revocable voting proxies over the shares held of record by his spouse, mother and father and, as a result, may be deemed to have sole voting power over such shares. The Reporting Person may be deemed to have shared dispositive power over the shares held by his spouse. The Reporting Person's father serves as the trustee of each of The B 2024 Trust, The J 2024 Trust, The K 2024 Trust, and The L 2024 Trust and the Reporting Person's spouse serves as trustee of each of The D 2024 Trust, The W 2024 Trust, and The X 2024 Trust. By virtue of his relationship with the trustees of these trusts, the Reporting Person may be deemed to share voting and dispositive power over the shares held by such trusts. The Reporting Person disclaims beneficial ownership of the shares reported herein other than with respect to shares held directly by the Reporting Person and shares over which he holds revocable proxies, and the inclusion of such shares in this report should not be deemed an admission that he is the beneficial owner of such shares for purposes of Section 13 of the Exchange Act or any other purpose.
Percent of class: As of March 31, 2026, the Reporting Person may be deemed the beneficial owner of 17.5% of the Issuer's Class A Common Stock. Such percentage is based upon 30,915,000 shares of common stock outstanding as of March 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on May 8, 2026, adjusted in accordance with rules of the SEC, to give effect to the full conversion of Class B common stock beneficially owned by the Reporting Person and giving effect to the shares of Class A Common Stock issuable upon the settlement of restricted stock units as referenced herein.
Sole power to vote or to direct the vote: 4,414,749
Shared power to vote or to direct the vote: 2,137,993
Sole power to dispose or to direct the disposition: 4,059,162
Shared power to dispose or to direct the disposition: 2,202,036

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Lingke Wang: /s/ Lingke Wang, Lingke Wang (05/15/2026)